Mail Stop 3561

June 6, 2006

Kenneth A. Hiltz
Chief Financial Officer
Dana Corporation
4500 Dorr Street
Toledo, OH 43615

> **RE: Dana Corporation (the Company)**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **File No. 1-01063**

Dear Mr. Hiltz:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief